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SEC FILE NUMBER
8-36769

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wellfleet Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

85-87 Covert Avenue, 2nd Floor Rear Left
(No. and Street)

Floral Park	NY	11001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Bega	516-487-7450	jbega@wellfleetinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Bega, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wellfleet Investments LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CAROLINA ARIZA-LUNA
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Queens County
01AR6442829
MY COMMISSION EXPIRES 10/24/2026

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wellfleet Investments LLC

Table of Contents
December 31, 2024

WELLFLEET INVESTMENTS LLC

(S.E.C. I.D. No. 8-36769)

PUBLIC

FINANCIAL STATEMENT
AS OF DECEMBER 31, 2024
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members of
Wellfleet Investments LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wellfleet Investments LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

February 25, 2025
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Wellfleet Investments LLC
Statement of Financial Condition
As of December 31, 2024

ASSETS

Assets		
Cash	$	73,617
Accounts Receivable		31,125
Right-of-Use Asset		3,799
Other		2,000
Total Assets	$	110,541

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	25,300
Accrued compensation		7,500
Lease Liability		3,799
Total Liabilities		36,599
Members' Equity		73,942
Total Liabilities and Members' Equity	$	110,541

See accompanying notes

PUBLIC

Wellfleet Investments LLC
Notes to Financial Statement
December 31, 2024

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Nature of Business

Wellfleet Investments LLC (the "Company") was formed on February 17,1998 under the laws of the state of New York. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), the Company's primary regulator. The Company engages in two business activities; the first is to provide referrals to Investment Advisory Firms, the second is to provide Investment Banking Services.

Accounts Receivable

Account receivables are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The company regularly reviews its accounts receivable for any uncollectable accounts. The review for uncollectable amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed insured limits.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings.

Management has analyzed the tax positions taken and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require a provision or liability for income taxes.

The Company's federal, state, and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Revenue Recognition

Revenue from contracts with customers includes referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether

revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from referral agreements includes a percentage of advisory fees earned by investment advisory firms from assets managed for introduced clients. As the value of the assets at future points in time as well as the length of time the client remains with the investment advisory firm, both of which are highly susceptible to factors outside the Company's influence, are uncertain, the Company does not believe that it can overcome this constraint until the market value of the assets and the client activities are known, which are usually quarterly.

Note 2 - Net Capital Requirement

Pursuant to the Uniform Net Capital Rule, Rule 15c3—1, of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of not less than $5,000 and a ratio of aggregate indebtedness to net capital, as defined, of less than 15 to 1. At December 31, 2024, the Company had net capital of $40,817 which was $ 35,817 in excess of the net capital requirement of $5,000. The company's ratio of aggregate indebtedness to net capital was .8036 to 1.

Note 3 - Contingencies

The Company is subject to litigation in the normal course of business. The company has no litigation in progress as of December 31,2024.

Note 4 - Lease

The Company leases office space under a non-cancellable operating lease expiring in April 2025. The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and/or when the terms of an existing contract are changed. The Company recognizes a lease

liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company was not readily determinable and accordingly, the Company used an incremental borrowing rate of 8% based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease costs for lease payments is recognized on a straight-line basis over the lease term.

Maturity of the lease liability under the non-cancelable operating lease is as follows:

Year Ending December 31,

2025	$4,000
Total	$4,000

Total undiscounted lease payments	$4,000
Less imputed interest	($201)
Total lease liability	$3,799

The total lease cost associated with this lease for the year ended December 31, 2024, was $12,000.

Wellfleet Investments LLC
Notes to Financial Statement
December 31, 2024

Note 5 - Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 6 - Retirement Plan

The Company has a simplified employee pension plan covering all employees. Employer contributions for 2024 amounted to $7,500.

Note 7 - Concentrations

All of referral fees earned during 2024 were from three customers. All of the Company's accounts receivable at December 31,2024, are due from two customers.

Note 8 - Segment Reporting

The Company's chief operating decision maker it its President. The Company has one reportable segment: Providing referrals to investment advisory firms. The accounting policies of the referrals segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the referrals segment and decides how to allocate resources based on net income. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.